

July 3, 2012

<u>Via E-mail</u>
Michael J. Schifsky
Chief Financial Officer
NB Manufacturing, Inc.
80 E. Rio Salado Parkway, Suite 115
Tempe, AZ 85051

>   **Re: NB Manufacturing, Inc.**
>   **Form 8-K**
>   **Filed June 7, 2012**
>   **File No. 000-52678**

Dear Mr. Schifsky:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed June 7, 2012</u>

<u>Item 2.01 Completion of Acquisition or Disposition of Assets, page 1</u>

<u>General</u>

1. Please revise your disclosure to factually support the statements about your ability to successfully develop, conduct or otherwise run your business operations. For example, we note your statement on page 3 that you are "well positioned for the market shift from offline advertising to digital advertising" due to your "talented group of employees." Similarly, please revise your disclosure to discuss in greater detail your "proven advertising and marketing experience" and "relationships" with "top tier" advertisers (page 3), your "cutting edge technology" (page 7) and your "innovative" cloud based solutions (page 10). These are just examples.

Business of Xhibit LLC, page 2

2. You state that you acquired Hrizzo, but then subsequently returned this company to its founder since it was determined better to keep it separate. Please revise your disclosure to discuss in greater detail the reasons for the return of Hrizzo to its founder. Additionally, please provide the dates related to this acquisition and then return of the entity. We note your disclosure on page 65.

Overview, page 3

3. Please expand your discussion of the company's business to provide more complete and detailed description of the nature of your business. In particular, describe in greater detail how your products and services actually function. Discuss the specific sources and types of revenue you receive. Describe your current and potential customer base in greater detail.

4. In the discussion of your business in this section and throughout your filing, distinguish clearly between those products and services that are currently being produced, marketed and sold, and those that are being developed. Your revised disclosure should clarify whether Stacked, Bounce and Spy Fire currently have any operations.

5. Please expand your disclosure to indicate whether and how you generate revenue from the impressions, clicks, leads and sales reference in the fifth paragraph of this section.

Solutions to the dynamic digital ad agency environment, page 8

6. Expand your disclosure to explain how Lead Revolution developed an internal member base. Please explain which websites it used to develop this member base. In addition, expand your disclosure to clarify the relationship, if any, Lead Revolution and XI United have with their "network of publishers" referenced on page 9.

Ad Agency, page 10

General Services, page 11

7. Please revise your disclosure to provide greater detail about how Lead Revolution tracks the delivery of display ads. For example, tell us what systems are in place or whether you use proprietary or third-party software or other technology.

Key Customers, page 11

AdCafe, page 11

8. In the second paragraph under this heading you discuss the grant of exclusive marketing rights related to "sixfigurekit.com." Please revise your disclosure to clarify, if true, that sixfigurekit.com is the product you are marketing for AdCafe. Disclose whether SpyFire has reached its requisite minimum leads to maintain its exclusive rights.

9. In the first paragraph on page 12, you state that you believe the current AdCafe Insertion Order will be phased out in the near future. Please revise your disclosure to explain clarify what you mean by the "near future." For example, whether you are referring to the current term expiration date. Additionally, please explain why management anticipates that the current Insertion Order will be phased out.

Other Customers, page 12

10. Please revise your disclosure under this heading to clarify that none of the individuals, groups or organizations listed here are currently your clients or customers.

Web and Technology Development, page 12

XI United, page 12

11. Disclose the portion of the total revenue generated by this division to date.

12. Please revise this section to state the name of the "successful web and technology" business previously managed by Viet Le.

Sample Projecs Include, page 15

13. Please revise your disclosure below the several corporate logos on this page to describe in greater detail the meaning of the terms "worked directly with," "indirectly with" and "strategic relationship." Please remove references to any clients to whom the company has not provided services.

Cloud Based CRM Solutions, page 16

14. In the first paragraph on page 19 you state the FlyReply's customers "will pay" monthly subscription fees. Please revise your disclosure to clarify whether FlyReply has any customers currently.

Ad Products Under Development, page 19

15. Please revise your disclosure to state clearly that www.adbind.com is currently not an active website offering the planned products or services included in your disclosure.

Social Networks and Communities Under Development, page 20

New Product Philosophies, page 20

16. Please revise you disclosure to briefly explain here what you mean by "properly monetizing" your digital IP.

Xhibit Social Games, page 21

17. Revise this section to state clearly whether Xhibit has actually developed any social games to date. Explain in greater detail how you will connect and distribute these games on Facebook, other social networks and mobile platforms. We also note that these games "are free to play." Please explain how you will collect any revenues from these games.

Xhibit Technology, page 22

18. Please revise this section to state clearly which components of the technology described here are already purchased, developed or otherwise in place within your business and which aspects are planned for the future, but you currently do not own or operate.

Proprietary Rights, page 24

19. We note your discussion of the use and significance of intellectual property and trade secrets in your business. Please revise this section to discuss in greater detail whether you have applied for or received formal intellectual property protection in the form of patents, trademarks or other rights for your intellectual property. If so, include details of when this intellectual property protection will expire or require renewal.

Management's Discussion and Analysis, page 28

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 29

20. Refer to your discussion of revenues. Please expand the discussion to separately include quantification of the change in revenue from price changes and volume changed from period to period pursuant to Financial Reporting Codification Section 501.04.

Risk Factors, page 33

21. Please add a risk factor addressing the company's historic net losses.

22. Please add a risk factor addressing the dilution your shareholders will incur as a result of the anticipated private placement of stock referenced on page 32.

We rely on our foreign employees and independent contractors, page 33

23. Expand the heading to this risk factor to address the risk that you could lose access to your source code, which could prevent you from continuing your operations.

24. Please revise your risk factor to state whether you have entered into an employment agreement with your programmer in Serbia. Additionally, please disclose whether your programmer serves as an officer or director in your company. We note your disclosure on page 60, for example, discussing employment agreements entered into with certain employees.

If we are unable to maintain a good relationship with Facebook, our business…, page 44

25. Please revise this risk factor to state whether or not you currently have any contract, agreement or other formal business relationship with Facebook.

Management, page 61

26. Please provide the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led to your determination that the individual should serve on your board of directors.

Financial Statements – Xhibit, LLC

Note 1 – Organization and Summary of Significant Accounting Policies

27. Refer to page 12. We note that SpyFire functions as a broker and records a commission based on the net percentage of the net revenue generated from the management of the lists provided by AdCafe and on its own behalf. Please expand the accounting policy for revenue recognition to clarify that you record revenue on a net basis using the guidance in ASC 605-45-45. Please also expand your critical accounting policy disclosure on page 28 accordingly.

28. Please also expand your revenue recognition accounting policy to detail your policy for revenue recognition under Maintenance and Pay Per Click arrangements detailed on page 15. Please expand your critical accounting policy disclosure on page 28 accordingly.

29. Refer to your discussion of research and development on page 31. We note that you incur expenditures for programming and software development related services. Please expand your accounting policies to include your policy for software development, including whether such costs are expensed as incurred and the reason for your accounting treatment pursuant to ASC 350-40-05.

30. Refer to your discussion of your contract with AdCafe on page 33. We note that you describe your contract with AdCafe as a "loss leader." Please expand your accounting policies to discuss your accounting policy for loss contracts pursuant to ASC 605-35-45.

31. Refer to your discussion of tax concerns on page 54. We note that you may be required to indemnify some parties for their taxes and may be required to pay substantial taxes and penalties and that it is uncertain as to the magnitude of taxes, penalties and interest for 2011. Please expand your disclosure for income taxes in Note 1 to the financial statements to disclose how you account for these tax uncertainties pursuant to ASC 740-10-50-15.

Note 7 – Acquisition of SpyFire, LLC and Stacked Digital, LLC

32. We note that due to the common ownership between SpyFire and Stacked, these acquisitions were recorded at historical cost. We also note that Stacked was only 50% owned by Mr. Richarde. Please tell us how you determined that Mr. Richarde had control of Stacked with only 50% ownership prior to the acquisition. If Mr. Richarde did not have control since he did not own more than 50% of Stacked at the time of the acquisition, please revise the financial statements to record the acquisition of Stacked at fair value using the guidance in ASC 805-40-30 and clarify that the operations of Stacked are included in the Xhibit financial statements since the date of acquisition.

33. Please expand the disclosure to clarify that the acquisition of SpyFire and Stacked (if applicable) were accounted for as a reorganization of entities under common control and that the reorganization was reflected in the financial statements retrospectively for all periods presented pursuant to ASC 250-10-50-6.

Pro Forma Financial Information

34. Refer to page 2 of Form 8-K and Note 2 to the Xhibit, LLC financial statements. We note that Xhibit acquired Social Bounce LLC on May 24, 2012, prior to the reverse merger. Please tell us whether Social Bounce is a significant acquisition for Xhibit, LLC using the guidance in Rule 3-05 of Regulation S-X. If so, please provide audited financial statements for Social Bounce and revise the pro forma financial information to reflect the acquisition of Social Bounce.

35. Please revise to include separate columns for the acquisition of Stacked using purchase accounting if Mr. Richarde is deemed to not have control since he did not have more than 50% ownership interest in Stacked as of the acquisition date, and a separate column for the acquisition of Social Bounce, if significant.

36. Revise to include pro forma income (loss) per share data pursuant to Rule 11-02(b)(7) of Regulation S-X.

37. We note on page 29 that there has been no provision for income taxes since the company is an LLC. Please provide pro forma note disclosure and any adjustments necessary regarding the impact of assuming the operations were in a taxable corporation for the periods presented pursuant to Rule 11-02(b)(5) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Jessica Plowgian, Attorney-Advisor, at 202-551-3367 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel